March 25, 2025

Steve Salis
Chief Executive Officer
Sizzle Acquisition Corp. II
4201 Georgia Avenue NW
Washington D.C. 20011

        Re: Sizzle Acquisition Corp. II
            Registration Statement on Form S-1
            Filed March 14, 2025
            File No. 333-285839
Dear Steve Salis:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Sponsor Information , page 10

1. Please revise the table on page 13 to clarify whether and to what extent Cantor is subject to transfer restrictions both with respect to the units and the underlying securities. We note you have not included Cantor in the third column entitled Natural
       Persons and Entities Subject to Restrictions but that you have included references to
       Cantor in the fourth column. Please also revise the fourth column for consistency with the table on page 112.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 25, 2025
Page 2



       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Benjamin Reichel. Esq.